Exhibit 99.1

Trina Solar Launches Operations at Thailand Manufacturing Facility and Signs a US$143 million Syndicated Financing Facilities Agreement

CHANGZHOU, China, March 28, 2016 — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced the official launch of operations at its new manufacturing facility in Thailand. The Company also announced that it has signed a financing facilities agreement for an aggregate amount of approximately US$143 million with a consortium of banks led by The Siam Commercial Bank Public Company Limited (SCB), one of the top three domestic banks in Thailand.

The manufacturing facility, located in Rayong, Thailand, has entered production using Trina Solar’s “Honey” state of the art high-efficiency assembly line method.  Annualized  production capacity for modules at the facility is 500 MW, and could be further ramped up to over 600 MW depending on overseas market demand. Annualized production capacity for cells is 700 MW. So far, the facility has achieved every milestone on schedule, from groundbreaking to production to serving the Company’s overseas markets, which is expected to occur by the end of March.

To finance the capital expenditure of the new production facility, Trina Solar has signed a syndicated loan agreement for a total of US$100 million with SCB and China Minsheng Banking Corporation Ltd. (CMBC), maturing in June 2020. In addition, according to the agreement, the Company has been granted a line of credit by SCB for THB 1.53 billion (approximately US$43 million), which will be used for working capital.

“We are pleased to announce the official launch of our new facility in Thailand as scheduled. The investment in Thailand fits our strategy of prudent capacity expansion in select overseas markets to deliver industry leading products to customers in the US and Europe in particular as we strive to increase the profitability of the company,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar.

“The US$143 million in financing agreement in support of our Thai operations is a great vote of confidence from both SCB and CMBC in our brand and our overseas expansion strategy. We look forward to cooperating further with these two first tier banks in our other strategic initiatives,” said Mr. Gao.

“This and other major Trina Solar’s projects in the pan-Asia region also align the Company with the Chinese government’s key strategic initiative, ‘One Belt, One Road,’ connecting Asian economies for their mutual benefit. We are also pleased to help further advance the development of clean energy in more countries around the world,” concluded Mr. Gao.

Mr. Arthid Nanthawithaya, Chief Executive Officer and Deputy Chairman of the Executive Committee of SCB, stated, “We are fully committed to supporting inbound investment from China and we are honored to work with the world’s number one solar module manufacturer, Trina Solar, with its important investment in Thailand. This is our first solar financing project and we partnered with Trina Solar because of its solid growth history, vast growth potential, strong financial position, and highly professional team. We believe that the effort will not only help boost Thailand’s economy and create job opportunities, but will also align well with the Thai government’s policy and our bank’s strategy of promoting clean energy. We look forward to more cooperation with Trina Solar in the future.”

Mr. Jinfeng Ren, the general manager of the Global Finance Department of CMBC, added, “The US$100 million syndicated loan that CMBC and SCB extended to Trina Solar marks a starting point for the cooperation between the two banks and the world’s number one solar module manufacturer. The project not only shows our readiness to provide strong financial support for Chinese enterprises as they ‘go out’ and invest overseas, but it should also raise the confidence of overseas financial institutions in terms of the investment potential of Chinese companies.”

About The Siam Commercial Bank Public Company Limited (SCB)

As the first Thai Bank, with unique heritage of having been established by Royal Charter in 1907, SCB has provided exemplary banking services to its customers for more than 100 years. SCB is the leading universal banking group in Thailand, meeting the various needs of its customer with a wide array of financial products and services and it has the largest footprint (by branch) and highest market capitalization of all Thai financial institutions.

About China Minsheng Banking Corporation Ltd.

Established on January 12, 1996 in Beijing, China Minsheng Banking Corporation Ltd. is a national joint-stock commercial bank with investments mainly from non-state-owned enterprises (NSOEs), and is a standard join-stock financial institution founded in strict compliance with the rules and regulations under the Company Law and the Commercial Banking Law. The Company differentiates itself from other state-owned banks and commercial banks as a combination of involvement of diversified economic sectors in the financial sector in China and application of normative modern enterprise system. As a pilot program of China’s banking reform, the Company forges ahead with unremitting efforts to explore its businesses, expand its asset size, improve its profitability and maintain rapid and health growth. It has made proactive contributions to the reform and innovation of the Chinese banking industry.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Christensen IR
Teresa Tan, CFO (Changzhou)	Linda Bergkamp
Email: teresa.tan@trinasolar.com	Phone: +1 480 614 3014 (US)
Email: lbergkamp@ChristensenIR.com
Yvonne Young
Investor Relations Director
Email: ir@trinasolar.com